SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2015
Commission File Number 0-28800
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DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2015, incorporated by reference herein:
Exhibit
99.1
Release dated February 10, 2015, entitled “R23 MILLION ERGO PLANT UPGRADE TO INCREASE TREATMENT CAPACITY: FEASIBILITY STUDY COMPLETED”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: February 10, 2015 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
Interest Rate Issuer code: DRDI
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or “the Company”))
R23 MILLION ERGO PLANT UPGRADE TO INCREASE TREATMENT CAPACITY:
FEASIBILITY STUDY COMPLETED
DRDGOLD shareholders are advised that a feasibility study has been completed for a R23 million upgrade of its Ergo plant to effect an increase in treatment capacity by 300 000 tonnes per month (tpm) to a total of 2.1 million tpm.
The feasibility study envisages refurbishment and re-commissioning of five tanks within the Ergo plant’s existing carbon in leach circuit, initially in order to treat the 21 million tonne Van Dyk tailings dam resource.
The project would be funded from additional internal cash flows from the retreatment of the Van Dyk dam and breaks even at a gold price of R384 000 per kilogram.
The project is expected to be completed by September 2015.
Roodepoort
10 February 2015
Sponsor and Debt Sponsor
One Capital